Maine Dye & Textiles

Started up as Saco River Dye House in an old mill building in downtown Biddeford in June 2012. The Dyehouse moved to its current location in June 2016.

We use two processes; package dyeing with autoclave, and vat dyeing. Our drying process utilizes a state of the art RF tunnel machine.



What we do!

Custom dyeing and finishing applications for natural and synthetic fibers. We also sell our own yarn under a premium 100 year old brand named Paternayan®.

Move required due to addition of dyeing process for synthetics which resulted in purchase of 6 new machines.



Problems worth solving

- Textile mfg. is growing in the USA due to low energy costs, increase in cost & risks with offshore production, plentiful feedstocks, and emphasis on Made in America programs.

- .

USA textile supply chain hurt by movement of production overseas from 1990-2005.



Our solution

- Develop the ability to provide custom dyeing and finishing services in mid-scale volumes for other textile manufacturers. Services including color management, sampling for new product development, and scaled production.

Putting the color of Maine back into textiles!



Target markets

Companies utilizing both natural and synthetic yarns to supply commercial volumes in artisan & craft, home textiles, sportswear, rope & cordage and other industrial markets.

$400 million Market potential.



Competitive landscape

Competitors

Production Dyehouses.

How our solution is better

We have developed the ability to handle mid-scale volume orders requiring a high degree of technical expertise.

We are a niche player focused on technically demanding areas of production where the customer has limited choices.



Sales channels

- For dye services, direct sales to the textile industry while selling through dealers to consumers with the Paternayan® yarn line.

We will sell direct to consumers to get high margins with Paternayan® while retaining the largest dealers with a Web Affiliate Program.



Marketing activities

Marketing will be focused on Paternayan®, textile design, and technical textiles. Expanding our web presence with direct to consumer ecommerce web site is key for Paternayan® and strong web presence for Industrial Markets is planned.

Developing materials to support trade shows and adding an Affiliate program for dealers is planned..



Financial projections

	2018	2019	2020	2021	2022
Revenue	1,294,182	1,912,990	2,779,500	3,978,000	5,049,000
$ EBD	(209,418)	(51,324)	152,055	475,700	889,227
Paternayan $	121,406	250,500	325,000	400,000	450,000
# Dealers	100	200	150	100	50
# FTE Emp.	23	32	42	52	62

Sales grow quickly due to the addition of synthetics to the offering in late August 2017. Dramatically increased total sales potential.



Funding Required

- Make environmental investments.
- Reduce late payables, increase FG inventory .
- No payments to current owners other than normal course of business.

Owners added $170,000 of equity April 2018 to reduce past due liabilities associated with 2016 equipment purchases and leasehold improvements.



Short Term Milestones

- Seeking Equity commitment for use as working capital by end August, 2018.

Company must increase WC to allow for continued growth.



- ## Disclaimer

- •This document is for informational purposes only and is provided only to persons who have expressed their interest in the products or services described herein. This document does not convey an offer of any type and is not intended to be, and should not be construed as, an offer to sell, or the solicitation of an offer to buy, whether in the United States or any other jurisdiction, any interest in any entity or other investment vehicle. If such an investment opportunity should become available, a confidential private offering memorandum outlining such investment opportunity would be provided to you, and the information in this document would be qualified in its entirety by reference to all of the information in the confidential private offering memorandum, including without limitation the risk factors listed in this investment overview.
- •An investment in any investment vehicle described in this document, if made available, should be regarded as highly speculative in nature and appropriate only for sophisticated investors that can afford a loss of all of their investment and that are able to invest for an indefinite period. The purchase of member interests is not intended as a complete investment program. It should not be assumed that an investment in any investment vehicle described in this document will be profitable or that the future performance of any such investment vehicle will equal or approximate the past performance of any investment
- •Any information, beliefs, and/or opinions provided in this document constitute the understanding of the entity providing such information, beliefs, and/or opinions as of the date of this document and are subject to change without notice.
- •Certain information set forth in this presentation may be considered to be simulated or hypothetical. Hypothetical or simulated performance results have certain inherent limitations. Unlike an actual record of performance, simulated results do not represent actual investment results. No assurances can be made that any aims, assumptions, expectations, and/or goals described in this document will be realized.
- •Neither Maine Textile International, LLC (dba Maine Dye & Textiles) nor its affiliates, nor any shareholders, partners, members, managers, directors, principals, personnel, trustees, or agents of any of the foregoing shall be liable for any errors (as a result of negligence or otherwise, to the fullest extent permitted by law in the absence of fraud) in the information, beliefs, and/or opinions included in this document, or for the consequences of relying on such information, beliefs, or opinions.
- •Certain information and opinions included in this document, certain information and opinions used to form beliefs included in this document, and certain tools used to produce and/or analyze information included in this document, have been obtained from third-party sources believed to be appropriate for consideration. No assurances can be given that such information, opinions, or tools are reliable, and they should not be taken as such.
- •Information contained in this document, including without limitation any description of an investment vehicle and/or the strategies traded in such vehicle, may be changed or updated at any time without notice to the recipients of this document.
- •All of the figures presented in this document are unaudited. Historical performance is not indicative of future performance.
- •By accepting this document, you acknowledge and agree that all of the information contained in this document shall be kept strictly confidential by you.